                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (AMENDMENT NO. ____________)(1)

                       CENTRAL RESERVE LIFE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        COMMON STOCK (WITHOUT PAR VALUE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  155055-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Insurance Partners Advisors, L.P.
                     One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005
                       Attention:  Mr. Bradley E. Cooper
                           Tel. No. (212) 898-8700
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
                authorized to revise notices and communications)

                                July 3, 1998
--------------------------------------------------------------------------------
            (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ].

                 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 21 Pages)
____________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 155055 10 6                13D              Page 2 of 21 Pages




===============================================================================================================
  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                 Insurance Partners, L.P.
---------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]
                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         00 -- Contributions from Partners
---------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                      [ ]
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          -0-
                  SHARES                -----------------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY                          4,290,108(1)
                   EACH                 -----------------------------------------------------------------------
                REPORTING                  9       SOLE DISPOSITIVE POWER
                  PERSON                           -0-
                   WITH                 -----------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER
                                                   4,290,108(1)
---------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,290,108(1)
---------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                        [ ]
         EXCLUDES CERTAIN SHARES*

         Not Applicable
---------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         33.3%
---------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
===============================================================================================================

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1)  Includes warrants to acquire an aggregate of 1,399,733 shares of Common
Stock.

CUSIP No. 155055 10 6                  13D                 Page 3 of 21 Pages



===============================================================================================================
  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Insurance GenPar, L.P.
---------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]
                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         00 -- Contributions from Partners
---------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                              [ ]
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          -0-
                  SHARES              -------------------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY
                   EACH                            4,290,108(1)(2)
                REPORTING             -------------------------------------------------------------------------
                  PERSON                   9       SOLE DISPOSITIVE POWER
                   WITH                            -0-
                                      -------------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER
                                                   4,290,108(1)(2)
---------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,290,108(1)(2)
---------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                                                  [ ]
         EXCLUDES CERTAIN SHARES*

         Not Applicable
---------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         33.3%
---------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
===============================================================================================================

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1)  Solely in its capacity as sole general partner of Insurance Partners, L.P.

(2)  Includes warrants to acquire an aggregate of 1,399,733 shares of Common
Stock.

CUSIP No. 155055 10 6                    13D               Page 4 of 21 Pages




===============================================================================================================
  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Insurance GenPar MGP, L.P.
---------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]
                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         00 -- Contributions from Partners
---------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                              [ ]
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          -0-
                  SHARES               ------------------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY
                   EACH                            4,290,108(1)(2)
                REPORTING              ------------------------------------------------------------------------
                  PERSON                   9       SOLE DISPOSITIVE POWER
                   WITH                            -0-
                                       ------------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER
                                                   4,290,108(1)(2)
---------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,290,108(1)(2)
---------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                                                  [ ]
         EXCLUDES CERTAIN SHARES

         Not Applicable
---------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         33.3%
---------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
===============================================================================================================


*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Solely in its capacity as sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P.

(2)  Includes warrants to acquire an aggregate of 1,399,733 shares of Common
     Stock.

CUSIP No. 155055 10 6                 13D                  Page 5 of 21 Pages




===============================================================================================================
  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Insurance GenPar MGP, Inc.
---------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]
                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         00 -- Contributions from Partners
---------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                              [ ]
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
---------------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          -0-
                  SHARES               ------------------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY                          4,290,108(1)(2)
                   EACH                ------------------------------------------------------------------------
                REPORTING                  9       SOLE DISPOSITIVE POWER
                  PERSON                           -0-
                   WITH                ------------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER
                                                   4,290,108(1)(2)
---------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,290,108(1)(2)
---------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                                                  [ ]
         EXCLUDES CERTAIN SHARES*

         Not Applicable
---------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         33.3%
---------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
===============================================================================================================

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Solely in its capacity as sole general partner of Insurance GenPar MGP, L.P., which is the sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P.

(2)  Includes warrants to acquire an aggregate of 1,399,733 shares of Common
     Stock.

CUSIP No. 155055 10 6                  13D                 Page 6 of 21 Pages




===============================================================================================================
  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Insurance Partners Offshore (Bermuda), L.P.
---------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]
                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         00 -- Contributions from Partners
---------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                              [ ]
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
---------------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          -0-
                  SHARES               ------------------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY                          2,364,438(1)
                   EACH                ------------------------------------------------------------------------
                REPORTING                  9       SOLE DISPOSITIVE POWER
                  PERSON                           -0-
                   WITH                ------------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER
                                                   2,364,438(1)
---------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,364,438(1)
---------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                                                  [ ]
         EXCLUDES CERTAIN SHARES

         Not Applicable
---------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         19.3%
---------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
===============================================================================================================

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1)  Includes warrants to acquire an aggregate of 772,995 shares of Common
     Stock.

CUSIP No. 155055 10 6                  13D                Page 7 of 21 Pages




===============================================================================================================
  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Insurance GenPar (Bermuda), L.P.
---------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]
                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         00 -- Contributions from Partners
---------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                              [ ]
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
---------------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          -0-
                  SHARES               ------------------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY                          2,364,438(1)(2)
                   EACH                ------------------------------------------------------------------------
                REPORTING                  9       SOLE DISPOSITIVE POWER
                  PERSON                           -0-
                   WITH                ------------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER
                                                   2,364,438(1)(2)
---------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,364,438(1)(2)
---------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                                                  [ ]
         EXCLUDES CERTAIN SHARES

         Not Applicable
---------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         19.3%
---------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
===============================================================================================================


*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Solely in its capacity as sole general partner of Insurance Partners Offshore (Bermuda), L.P.

(2)  Includes warrants to acquire an aggregate of 772,995 shares of Common
     Stock.

CUSIP No. 155055 10 6                  13D                 Page 8 of 21 Pages




===============================================================================================================
  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Insurance GenPar (Bermuda) MGP, L.P.
---------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]
                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         00 -- Contributions from Partners
---------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                              [ ]
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
---------------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          -0-
                  SHARES               ------------------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY                          2,364,438(1)(2)
                   EACH                ------------------------------------------------------------------------
                REPORTING                  9       SOLE DISPOSITIVE POWER
                  PERSON                           -0-
                   WITH                ------------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER
                                                   2,364,438(1)(2)
---------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,364,438(1)(2)
---------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                                                  [ ]
         EXCLUDES CERTAIN SHARES

         Not Applicable
---------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         19.3%
---------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         PN
===============================================================================================================

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Solely in its capacity as sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P.

(2)  Includes warrants to acquire an aggregate of 772,995 shares of Common
     Stock.

CUSIP No. 155055 10 6                  13D                 Page 9 of 21 Pages




===============================================================================================================
  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         Insurance GenPar (Bermuda) MGP, Ltd
---------------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) [ ]
                                                                                              (b) [x]
---------------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
  4      SOURCE OF FUNDS
         00 -- Contributions from Partners
---------------------------------------------------------------------------------------------------------------
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                              [ ]
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
---------------------------------------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
---------------------------------------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF                          -0-
                  SHARES               ------------------------------------------------------------------------
               BENEFICIALLY                8       SHARED VOTING POWER
                 OWNED BY                          2,364,438(1)(2)
                   EACH                ------------------------------------------------------------------------
                REPORTING                  9       SOLE DISPOSITIVE POWER
                  PERSON                           -0-
                   WITH                ------------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER
                                                   2,364,438(1)(2)
---------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,364,438(1)(2)
---------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                                                  [ ]
         EXCLUDES CERTAIN SHARES

         Not Applicable
---------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         19.3%
---------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
===============================================================================================================


*
SEE INSTRUCTIONS BEFORE FILLING OUT


(1) Solely in its capacity as sole general partner of Insurance GenPar (Bermuda) MGP, L.P., which is the sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P.

(2)  Includes warrants to acquire an aggregate of 772,955 shares of Common
     Stock.

CUSIP No. 155055 10 6                  13D                Page 10 of 21 Pages


ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities of Central Reserve Life Corporation (the "Company"), to which this Schedule 13D (this "Statement") relates is the Company's common stock, without par value (the "Common Stock"). The address of the principal executive offices of the Company is located at 17800 Royalton Road, Strongsville, Ohio 44136.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is filed by (i) Insurance Partners, L.P., a Delaware limited partnership ("IP Delaware"), (ii) Insurance GenPar, L.P., a Delaware limited partnership ("Insurance GenPar"), (iii) Insurance GenPar MGP, L.P., a Delaware limited partnership ("IMGPLP"), (iv) Insurance GenPar MGP, Inc., a Delaware corporation ("IMGPI"), (v) Insurance Partners Offshore (Bermuda), L.P., a Bermuda limited partnership ("IP Bermuda"), (vi) Insurance GenPar (Bermuda), L.P., a Bermuda limited partnership ("Insurance GenPar Bermuda"), (vii) Insurance GenPar (Bermuda) MGP, L.P., a Bermuda limited partnership ("IBMGPLP"), and (viii) Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation ("IBMGP"). IP Delaware, Insurance GenPar, IMGPLP, IMGPI, IP Bermuda, Insurance GenPar Bermuda, IBMGPLP, and IBMGP are sometimes hereinafter collectively referred to as the "Reporting Persons." IP Delaware and IP Bermuda are sometimes hereinafter referred to as "Insurance Partners." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

         (b)-(c)

         IP DELAWARE

         IP Delaware is a Delaware limited partnership, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IP Delaware, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Insurance GenPar, the sole general partner of IP Delaware, is set forth below.

         INSURANCE GENPAR

         Insurance GenPar is a Delaware limited partnership, the principal business of which is serving as the sole general partner of IP Delaware. The principal business address of Insurance GenPar, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IMGPLP, the sole general partner of Insurance GenPar, is set forth below.

         IMGPLP

         IMGPLP is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Insurance GenPar. The principal business address of IMGPLP, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IMGPI, the sole general partner of IMGPLP, is set forth below.

         IMGPI

         IMGPI is a Delaware corporation, the principal business of which is serving as the sole general partner of IMGPLP. The principal business address of IMGPI, which also serves as its principal office, is 201 Main Street, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present occupation or employment of each director, executive officer, and controlling person of IMGPI, are as follows:

CUSIP No. 155055 10 6                  13D                Page 11 of 21 Pages


                                   Residence or                                   Principal Occupation
        Name                    Business Address                                     or Employment
        ----                    ----------------                                     -------------
Robert A. Spass           One Chase Manhattan Plaza            Managing Partner of Insurance Partners Advisors, L.P.
                          44th Floor
                          New York, New York 10005

Daniel L. Doctoroff       65 East 55th Street                  Managing Partner of Insurance Partners Advisors, L.P.
                          New York, New York 10022

Steven B. Gruber          65 East 55th Street                  Managing Partner of Insurance Partners Advisors, L.P.
                          New York, New York 10022

         Insurance Partners Advisors, L.P. is a Delaware limited partnership, the principal business of which is performing investment banking services for IP Delaware, IP Bermuda, and their portfolio companies. The principal business address of Insurance Partners Advisors, L.P., is One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

         IP BERMUDA

         IP Bermuda is a Bermuda limited partnership, formed to invest in securities of insurance entities to be selected by its investment committee. The principal business address of IP Bermuda, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Insurance GenPar Bermuda, the sole general partner of IP Bermuda, is set forth below.

         INSURANCE GENPAR BERMUDA

         Insurance GenPar Bermuda is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of IP Bermuda. The principal business address of Insurance GenPar Bermuda, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IBMGPLP, the sole general partner of Insurance GenPar Bermuda, is set forth below.

         IBMGPLP

         IBMGPLP is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of Insurance GenPar Bermuda. The principal business address of IBMGPLP, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to IBMGPI, the sole general partner of IBMGPLP, is set forth below.

         IBMGPI

         IBMGPI is a Bermuda corporation, the principal business of which is serving as the sole general partner of IBMGPLP. The principal business address of IBMGPI, which also serves as its principal office, is Cedar House, 41 Cedar Avenue, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Pursuant to Instruction C to Schedule 13D of the Exchange Act, the name, residence or business address, and present occupation or employment of each director, executive officer, and controlling person of IMGPI, are as follows:

CUSIP No. 155055 10 6                  13D                Page 12 of 21 Pages


                                                   Residence or                       Principal Occupation
                Name                             Business Address                         or Employment
                ----                             ----------------                         -------------
           Robert A. Spass                          See above                               See above

           Daniel L. Doctoroff                      See above                               See above

           Steven B. Gruber                         See above                               See above

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 6 below, IP Delaware purchased 2,799,466 shares of Common Stock and warrants to purchase 1,399,733 shares of Common Stock for an aggregate purchase price of $15,397,063 and IP Bermuda purchased 1,545,990 shares of Common Stock and warrants to purchase 772,995 shares of Common Stock for an aggregate purchase price of $8,502,945. Such purchases were consummated on July 3, 1998 (the "Closing Date"), but were dated effective July 1, 1998. Both IP Delaware and IP Bermuda used contributions from their respective partners to fund such purchases.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons consummated the transaction described herein in order to acquire a significant interest in the Company and for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, without limitation, general economic and business conditions and stock market conditions, each of the Reporting Persons may retain or from time to time dispose of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so, including, without limitation, any restrictions set forth in the Stockholders Agreement described in Item 6 below, the Voting Agreement described in Item 6 below, the Amended and Restated Articles of Incorporation of the Company, and the Code of Regulations of the Company.

         In addition, the matters set forth in Item 3 above and Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

         In connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, (a) the following persons tendered their resignations from the board of directors of the Company (the "Board of Directors"): Thomas D. Schulte, David L. Rossio, Val Rajic, and John L. McKean,
(b) Robert A. Spass, Bradley E. Cooper, and Mark H. Tabak were nominated by Insurance Partners as directors of the Company and were elected to the Board of Directors and Insurance Partners intends to nominate Andrew A. Boemi as a director of the Company, pursuant to the terms of the Voting Agreement described in Item 6 below, (c) the Company has amended and restated the Code of Regulations of the Company to eliminate the classification of the Board of Directors for purposes of director elections, (d) each of IP Delaware and IP Bermuda purchased warrants to acquire additional shares of Common Stock (as described in Item 3 above) and will likely exercise its warrants in the future, and (e) Peter W. Nauert was elected as Chief Executive Officer of the Company. In addition, the Voting Agreement (as described in Item 6 below) provides that the parties thereto and their transferees shall, as promptly as practicable after the Closing Date, vote in favor of an amendment to the Company's Articles of Incorporation, Code of Regulations, or Bylaws, as the case may be, to eliminate

CUSIP No. 155055 10 6                  13D                Page 13 of 21 Pages


cumulative voting in the election of directors.  Except as set forth in this
Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)

         IP DELAWARE

         IP Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,290,108 shares of Common Stock, which constitutes approximately 33.3% of the 12,894,905 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

         INSURANCE GENPAR

         In its capacity as the sole general partner of IP Delaware, Insurance GenPar may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,290,108 shares of Common Stock, which constitutes approximately 33.3% of the 12,894,905 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

         IMGPLP

         In its capacity as the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,290,108 shares of Common Stock, which constitutes approximately 33.3% of the 12,894,905 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

         IMGPI

         In its capacity as the sole general partner of IMGPLP, which is the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, IMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,290,108 shares of Common Stock, which constitutes approximately 33.3% of the 12,894,905 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

         IP BERMUDA

         IP Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,364,438 shares of Common Stock, which constitutes approximately 19.3% of the 12,268,167 shares of Common Stock deemed outstanding pursuant to Rule 13d(d)(1)(i) of the Exchange Act.

         INSURANCE GENPAR BERMUDA

         In its capacity as the sole general partner of IP Bermuda, Insurance GenPar Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,364,438 shares of Common Stock, which constitutes approximately 19.3% of the 12,268,167 shares of Common Stock deemed outstanding pursuant to Rule 13d(d)(1)(i) of the Exchange Act.

         IBMGPLP

         In its capacity as the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,364,438 shares of Common Stock, which constitutes approximately 19.3% of the 12,268,167 shares of Common Stock deemed outstanding pursuant to Rule 13d(d)(1)(i) of the Exchange Act.

CUSIP No. 155055 10 6                  13D                Page 14 of 21 Pages


         IBGPI

         In its capacity as the sole general partner of IBMGPLP, which is the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, IBMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,364,438 shares of Common Stock, which constitutes approximately 19.3% of the 12,268,167 shares of Common Stock deemed outstanding pursuant to Rule 13d(d)(1)(i) of the Exchange Act.

         The Reporting Persons may be deemed to beneficially own as part of a group (as used in Section 13(d)(3) of the Exchange Act) 6,654,546 shares of Common Stock, which constitutes approximately 48.9% of the shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

         Because each of IP Delaware and IP Bermuda is a party to the Voting Agreement (described in Item 6 below), it may, as of July 1, 1998, be deemed to beneficially own as part of a group (as used in Section 13(d)(3) of the Exchange
Act), 12,351,000(1) shares of Common Stock, which constitute approximately 76.5% of the shares of Common Stock deemed outstanding pursuant to Rule 13d-3(a)(1)(i) of the Exchange Act. Each of IP Delaware and IP Bermuda disclaims beneficial ownership of all Common Stock owned by Strategic Acquisition Partners, LLC, ("SAP"), Turkey Vulture Fund XIII, Ltd. (the "Fund"), and the Assignees (as defined below).

         (b) Prior to the closing of the transactions contemplated by the Amended and Restated Stock Purchase Agreement described in Item 6 below, none of the Reporting Persons had any power to vote or direct the vote or to dispose or to direct the disposition of any shares of Common Stock.

         (c) Except as set forth herein or in the Exhibits filed herewith, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Person.

         (e)     Not applicable.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Amended and Restated Stock Purchase Agreement dated as of March 30, 1998, by and among the Company, IP Delaware, IP Bermuda, and SAP, as amended by that First Amendment thereto dated June 30, 1998, as further amended by the Indemnification and Closing Agreement dated as of July 1, 1998, among the Company, IP Delaware, IP Bermuda, and each of the persons listed on
Schedule 1 thereto (as so amended, the "Stock Purchase Agreement"), the Company agreed to issue and sell to IP Delaware and IP Bermuda, and IP Delaware and IP Bermuda agreed to purchase from the Company, an aggregate of 4,345,456 shares of Common Stock and warrants to purchase an aggregate of 2,172,728 shares of Common Stock. The description of the Stock Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement. The Stock Purchase Agreement is incorporated herein by reference to the Stock Purchase Agreement filed by the Company with the Securities and Exchange Commission (the "Commission") as Appendix A of the Company's Proxy Statement, dated May 28, 1998, and filed with the Commission.

         Pursuant to various assignment agreements, Peter W. Nauert, Michael Cavataio, Mercantile Bank of Northern Illinois, trustee of the Conseco Stock Option Plan F/B/O Michael Cavataio, Karon Hill, Val Rajic, the Fund, Medical Mutual of Ohio, United Payors & United Providers, Inc., Howard R. Conant, Joseph Cusimano, LEG Partners SBIC, L.P., Marc C. Krantz, and Krantz Family Limited Partnership (collectively, the "Assignees"), severally acquired the right to purchase an aggregate of 2,954,544 shares of Common Stock and warrants to acquire 1,477,272 shares of Common Stock.

         The Stock Purchase Agreement contained certain conditions precedent to the obligations of IP Delaware and IP Bermuda to close the transactions contemplated thereby, including, among others, (i) the termination of the classification of the Board of Directors as provided by Section 10.12 of the Stock Purchase Agreement, (ii) the resignation of a number of directors of the Company sufficient to permit the election of directors designated for election to the Board of Directors pursuant to the Voting Agreement as provided by
Section 10.13 of the Stock Purchase Agreement, (iii) the election of Peter W. Nauert as Chief Executive Officer of the Company as provided by Section 10.14 of the Stock Purchase Agreement, and (iv) the execution and delivery of each of the Registration Rights Agreement, the Voting Agreement, and the Stockholders Agreement as provided by Section 10.1 of the Stock Purchase Agreement.

         In connection with the Stock Purchase Agreement, the Company, IP Delaware, IP Bermuda, and each of the Assignees entered into the Registration Rights Agreement dated as of July 1, 1998 (the "Registration Rights Agreement"). The description of the Registration Rights Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as
Exhibit 2. Pursuant to the Registration Rights Agreement, the parties thereto, who are the holders of at least $5,000,000 of the then current market value of the outstanding Common Stock, have the right, subject to certain limitations set forth in the Registration Rights Agreement, to request that the Company at any time register under the Securities Act of 1933, as amended (the "Securities Act"), at the Company's expense, all or any part of the shares of Common Stock owned by such parties (a "Demand Registration"). The Company has agreed to pay for all registration expenses for (i) two Demand Registrations initiated by IP Delaware, (ii) one Demand Registration initiated by the Fund, and (iii) one Demand Registration initiated by SAP. Each of the parties to the Registration Rights Agreement has certain piggyback registration rights in connection with registrations by the Company under the Securities Act.

--------------

(1) Includes 2,799,466 shares of Common Stock and warrants to acquire 1,399,733 shares of Common Stock (which are immediately exercisable) owned by IP Delaware. Includes 1,545,990 shares of Common Stock and warrants (which are immediately exercisable) to acquire 772,995 shares of Common Stock owned by IP Bermuda. Also, includes (i) 2,954,244 shares of Common Stock and warrants to acquire 1,477,272 shares of Common Stock owned severally by the Assignees, (ii) 1,000 shares of Common Stock and guarantee warrants (which are immediately exercisable) to acquire 660,000 shares of Common Stock owned by Peter W. Nauert, and (iii) 400,000 shares of Common Stock and guarantee warrants (which are immediately exercisable) to acquire 340,000 shares of Common Stock owned by the Fund.

CUSIP No. 155055 10 6                  13D                Page 15 of 21 Pages



         In connection with the Stock Purchase Agreement, the Company, IP Delaware, IP Bermuda, and each of the Assignees entered into the Voting Agreement dated as of July 1, 1998 (the "Voting Agreement"). The description of the Voting Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 1.

         Pursuant to the Voting Agreement, each of the parties thereto and their respective transferees who execute the Voting Agreement shall cause the Board of Directors to consist of nine directors, some or all, as applicable, of whom shall consist of the following individuals: (i)(a) four individuals designated by Insurance Partners, so long as IP Delaware, IP Bermuda, their respective affiliates, the respective officers, directors, and employees of the foregoing, and the respective limited partners of IP Delaware and IP Bermuda (collectively, the "IP Group") own Common Stock equal to at least 75% of the Common Stock owned by the IP Group on the Closing Date, (b) three individuals designated by Insurance Partners, so long as the IP Group owns Common Shares equal to at least 50%, but less than 75% of the Common Stock owned by the IP Group on the Closing Date, (c) two individuals designated by Insurance Partners, so long as the IP Group owns Common Stock equal to at least 25%, but less than 50%, of the Common Stock owned by the IP Group on the Closing Date, and (d) one individual designated by Insurance Partners, so long as the IP Group owns Common Stock equal to at least 10%, but less than 25%, of the Common Stock owned by the IP Group on the Closing Date; (ii)(a) two individuals designated by SAP, so long as SAP and its affiliates (the "SAP Group") own Common Stock equal to at least 50% of the Common Stock owned by the SAP Group on the Closing Date, and (b) one individual designated by SAP, so long as the SAP Group owns Common Stock equal to at least 10%, but less than 50% of the Common Stock owned by the SAP Group on the Closing Date; and (iii) one individual designated by the Fund, so long as the Fund and its affiliates (the "Osborne Group"), own Common Stock equal to at least 25% of the Common Stock owned by the Osborne Group on the Closing Date; (iv) John F. Novatney, Jr. until the earlier to occur of (A) December 31, 1999 or (B) the first date as of which the Company does not have a class of equity securities registered under the Exchange Act; (v) Fred Lick, Jr. until the earlier to occur of (A) December 31, 1999, (B) the first date as of which the Company does not have a class of equity securities registered under the Exchange Act or (C) expiration of the remaining term of his employment agreement with the Company, as amended; provided that so long as the Company has a class of equity securities registered under the Exchange Act, at least two directors remaining on the Board of Directors shall be "independent" as such term is defined under applicable Nasdaq National Market System, Inc. standards (such directors are referred to herein as "Independent Directors"); provided that none of Insurance Partners, SAP, or the Fund shall be required to designate an individual that constitutes an Independent Director so long as two individuals who constitute Independent Directors are nominated to serve as directors and Insurance Partners, SAP, and the Fund vote for their election; and provided further that the Company shall not voluntarily be delisted from the Nasdaq National Market System, Inc. except in connection with a going private transaction or if the Company becomes listed on another national securities exchange. Under Nasdaq National Market System, Inc. standards, the term "independent director" means a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under the Voting Agreement, each of the parties thereto and their respective transferees who execute the Voting Agreement, granted each of IP Delaware, SAP and the Fund a proxy to vote the shares of Common Stock held by such person, in the event such person fails to vote its Common Stock in accordance with the foregoing provisions of this paragraph.

         In addition, the Voting Agreement provides that the parties thereto and their transferees who execute the Voting Agreement shall, as promptly as practicable after the closing date of the Stock Purchase Agreement, vote in favor of an amendment to the Company's Articles of Incorporation, Code of Regulations, or Bylaws, as the case may be, to eliminate cumulative voting in the election of directors.

         The Voting Agreement further provides that no party thereto or their transferees who execute the Voting Agreement may effect, cause to be effected, or permit any voluntary or involuntary sale, assignment, or transfer ("Transfer") of any shares of Common Stock or any interest therein, except for Transfers pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act of 1933, as amended, unless the transferee agrees to be bound by the provisions of the Voting Agreement and the Stockholders Agreement and such Transfer is, where applicable, made in compliance with the terms of the Stockholders Agreement. Any Transfer not complying with the provisions of the Voting Agreement shall be void ab initio, shall not be effective for any purpose, and any purported transferee of such a Transfer shall not acquire any right or interest in such Common Stock.

CUSIP No. 155055 10 6                  13D                Page 16 of 21 Pages


         In connection with the Stock Purchase Agreement, the Company, IP Delaware, IP Bermuda, and each of the Assignees entered into the Stockholders Agreement dated as of July 1, 1998 (the "Stockholders Agreement"). The description of the Stockholders Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 3. Pursuant to the Stockholders Agreement, each of Insurance Partners, SAP, the Fund, and their respective transferees who become parties thereto ("Shareholder Parties") are provided certain rights in respect of its outstanding Common Stock in the event of certain sales of Common Stock by other Shareholder Parties. Specifically, if Insurance Partners disposes of Common Stock representing more than 20% of the outstanding Common Stock, the IP Group has the right to require each non-selling Shareholder Party (each, a "Co-Seller") to transfer a portion of its Common Stock which represents the same percentage of the fully diluted Common Stock held by such Co-Seller as the Common Stock being disposed of by the IP Group represent of the fully diluted Common Stock held by the IP Group. All Common Stock transferred pursuant to the foregoing provision of the Stockholders Agreement will be sold at the same price and time and otherwise be treated identically with the Common Stock being sold by the IP Group.

         The Stockholders Agreement further provides that if any Shareholder Party desires to effect a transfer of Common Stock (other than a transfer in an underwritten public offering pursuant to an effective registration statement under the Securities Act) representing more than 20% of the outstanding Common Stock, then the selling Shareholder Party must make an offer to each Co-Seller to include in the proposed sale a portion of such Co-Seller's Common Stock which represents the same percentage of such Co-Seller's fully diluted Common Stock as the Common Stock being sold by the selling Shareholder Party represent of its fully diluted Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 Incorporated   by  reference   to  Amended  and Restated Stock Purchase Agreement dated  as of March 30, 1998,
                 Appendix  A   of  the   Company's  among Central  Reserve Life  Corporation, Strategic  Acquisition  Partners,
                 Proxy  Statement  dated  May  28,  LLC, Insurance  Partners, L.P., and Insurance  Partners Offshore (Bermuda),
                 1998.                              L.P.

                 Incorporated   by  reference   to  Form of Common Stock Purchase Warrant.
                 Exhibit A  of Appendix  A of  the
                 Company's  Proxy  Statement dated
                 May 28, 1998.

                                 1                  Voting Agreement  dated as of July  1, 1998, by  and among Central  Reserve
                                                    Life  Corporation, Insurance  Partners, L.P.,  Insurance  Partners Offshore
                                                    (Bermuda), L.P., and  each of the security holders listed  on the signature pages thereto.

                                 2                  Registration Rights  Agreement dated  as  of July  1,  1998, by  and  among
                                                    Central  Reserve  Life Corporation,  Insurance  Partners,  L.P.,  Insurance
                                                    Partners Offshore  (Bermuda), L.P.,  and each of  the persons and  entities set forth on the signature pages thereto.

                                 3                  Stockholders  Agreement dated  as of  July 1,  1998,  by and  among Central
                                                    Reserve  Life  Corporation, Insurance  Partners,  L.P., Insurance  Partners
                                                    Offshore (Bermuda),  L.P., and each of  the security holders listed  on the signature pages thereto.

CUSIP No. 155055 10 6                  13D                Page 17 of 21 Pages


                                 4                  Indemnification  and Closing  Agreement dated  as of  July 1, 1998,  by and
                                                    among  Central   Reserve  Life  Corporation,   Insurance  Partners,   L.P.,
                                                    Insurance  Partners  Offshore  (Bermuda), L.P.,  and  each  of  the persons identified on Schedule 1 thereto.

                                 5                  Agreement  of Understanding dated July  3, 1998, among Central Reserve Life
                                                    Corporation,   Insurance  Partners,   L.P.,  Insurance   Partners  Offshore
                                                    (Bermuda), L.P., and Strategic Acquisition Partners, LLC.

CUSIP No. 155055 10 6                  13D                Page 18 of 21 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  July ___, 1998.


                                  INSURANCE PARTNERS, L.P., a Delaware limited partnership

                                  By:      Insurance GenPar, L.P., a Delaware limited partnership, its General Partner

                                  By:      Insurance GenPar MGP, L.P., a Delaware limited partnership, its General
                                           Partner

                                  By:      Insurance GenPar MGP, Inc., a Delaware corporation, its General Partner


                                  By:       /s/ ROBERT A. SPASS
                                           --------------------------------------------------------------------
                                           Name:   Robert A. Spass
                                           Title:  President



                                  INSURANCE GENPAR, L.P., a Delaware limited partnership

                                  By:      Insurance GenPar MGP, L.P., a Delaware limited partnership, its General
                                           Partner

                                  By:      Insurance GenPar MGP, Inc., a Delaware corporation, its General Partner


                                  By:       /s/ ROBERT A. SPASS
                                           --------------------------------------------------------------------
                                           Name:   Robert A. Spass
                                           Title:  President

CUSIP No. 155055 10 6                  13D                Page 19 of 21 Pages


                                  INSURANCE GENPAR MGP, L.P., a Delaware limited partnership

                                  By:      Insurance GenPar MGP, Inc., a Delaware corporation, its General Partner

                                  By:      /s/ ROBERT A. SPASS
                                           --------------------------------------------------------------------
                                           Name:   Robert A. Spass
                                           Title:  President



                                  INSURANCE GENPAR MGP, INC., a Delaware corporation


                                  By:      /s/ ROBERT A. SPASS
                                           --------------------------------------------------------------------
                                           Name:   Robert A. Spass
                                           Title:  President



                                  INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P.

                                  By:      Insurance GenPar (Bermuda), L.P., a Bermuda limited partnership, its General
                                           Partner

                                  By:      Insurance GenPar (Bermuda) MGP, L.P., a Bermuda limited partnership, its
                                           General Partner

                                  By:      Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its General
                                           Partner


                                  By:      /s/ ROBERT A. SPASS
                                           --------------------------------------------------------------------
                                           Name:   Robert A. Spass
                                           Title:  President

CUSIP No. 155055 10 6                  13D                Page 20 of 21 Pages


                                  INSURANCE GENPAR (BERMUDA), L.P., a Bermuda limited partnership


                                  By:      Insurance GenPar (Bermuda) MGP, L.P., a Bermuda limited partnership, its
                                           General Partner

                                  By:      Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its General
                                           Partner


                                  By:      /s/ ROBERT A. SPASS
                                           --------------------------------------------------------------------
                                           Name:   Robert A. Spass
                                           Title:  President


                                  INSURANCE GENPAR (BERMUDA) MGP, L.P., a Bermuda limited partnership

                                  By:      Insurance GenPar (Bermuda) MGP, Ltd., a Bermuda corporation, its General
                                           Partner


                                  By:      /s/ ROBERT A. SPASS
                                           --------------------------------------------------------------------
                                           Name:   Robert A. Spass
                                           Title:  President



                                  INSURANCE GENPAR (BERMUDA) MGP, LTD., a Bermuda corporation


                                  By:      /s/ ROBERT A. SPASS
                                           --------------------------------------------------------------------
                                           Name:   Robert A. Spass
                                           Title:  President

CUSIP No. 155055 10 6                  13D                Page 21 of 21 Pages


EXHIBIT INDEX


                                                                                                 Page on which Exhibit appears
                    No.                                  Document
                            Amended and Restated Stock  Purchase Agreement dated as of  March   Incorporated   by  reference  to
                            30,  1998, among  Central  Reserve  Life  Corporation,  Strategic   Appendix  A  of  the   Company's
                            Acquisition   Partners,  LLC,   Insurance  Partners,   L.P.,  and   Proxy  Statement dated  May  28,
                            Insurance Partners Offshore (Bermuda), L.P.                         1998.

                            Form of Common Stock Purchase Warrant.                              Incorporated  by  reference   to
                                                                                                Exhibit A of Appendix  A of  the
                                                                                                Company's Proxy Statement  dated
                                                                                                May 28, 1998.

                     1      Voting  Agreement dated as of July 1, 1998,  by and among Central
                            Reserve  Life Corporation,  Insurance Partners,  L.P.,  Insurance
                            Partners  Offshore  (Bermuda), L.P.,  and  each  of  the security holders listed on the signature pages thereto.

                     2      Registration Rights Agreement  dated as of  July 1, 1998, by  and among Central Reserve Life Corporation, Insurance Partners, L.P.,
                            Insurance  Partners Offshore  (Bermuda),  L.P., and  each  of the persons and entities set forth on the signature pages thereto.

                     3      Stockholders Agreement  dated as  of July  1, 1998, by and  among
                            Central  Reserve  Life  Corporation,  Insurance  Partners,  L.P.,
                            Insurance  Partners Offshore  (Bermuda),  L.P., and  each  of the security holders listed on the signature pages thereto.

                     4      Indemnification and Closing Agreement dated  as of July 1,  1998,
                            by  and   among  Central  Reserve  Life   Corporation,  Insurance
                            Partners, L.P., Insurance Partners  Offshore (Bermuda), L.P., and
                            each of the persons identified on Schedule 1 thereto.

                     5      Agreement  of Understanding  dated  July 3,  1998,  among Central
                            Reserve  Life Corporation,  Insurance  Partners,  L.P., Insurance
                            Partners  Offshore (Bermuda),  L.P.,  and  Strategic  Acquisition
                            Partners, LLC.